EXHIBIT 21.1

Name(1)	Jurisdiction of Incorporation or Organization
4Warranty Corporation	Florida
Caroline Holdings LLC	Delaware
Fortegra Financial Corporation	Delaware
Insurance Company of the South	Georgia
Life of the South Insurance Company	Georgia
LOTS Reassurance Company	Turks & Caicos Islands, BWI
LOTSolutions, Inc.	Georgia
Luxury Mortgage Corp.	Delaware (67.5% owned)
Lyndon Southern Insurance Company	Delaware
Reliance First Capital, LLC	Delaware (93.9% owned)
Response Indemnity Company of California	California
Tiptree Direct Holdings LLC	Delaware
Tiptree Operating Company, LLC	Delaware

(1)	As of December 31, 2019. Subsidiaries are 100% owned unless otherwise noted.